FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local stock exchanges, in connection with the conditions set forth by the Central Bank of Chile in order that Banco de Chile may offer the sale of the remaining subscription options arising from the capital increase which took place in 2007, at Bolsa de Comercio de Santiago S.A., Bolsa de Valores.

Santiago, February 22, 2008

Mr. Gustavo Arriagada
Superintendent of Banks and
Financial Institutions

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to articles 9 and 10 of the Securities Law No. 18.045, and chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as an essential information regarding this banking institution, that the Central Bank of Chile has communicated to Banco de Chile that in the Session No. 1390 held on February 21 of this year, and taking into account the resolution adopted by the Council in Session No. 1375E-01-071120, held on November 20, 2007, and in accordance with article 30 letter b) of Law 19,396, the following was resolved:

1)	To set forth the conditions of the transfer at Bolsa de Comercio de Santiago S.A., Bolsa de Valores, with respect to the sale offer of the remaining subscriptions options which correspond to the capital increase of Banco de Chile, and that were not transferred during the special preferred offer period pursuant to the letter b) of article 30 of law 19.396, in the following terms:

a)	The sale of the subscription options must be made through the stock exchange negotiation system called “Subasta de un libro de Órdenes”, without segmentation, acting as Placing Agent “Banchile Corredores de Bolsa S.A.” (“Banchile”). The said offer will be submitted by the mentioned Agent based on the conditions set forth in this number.

b)	Type of offer: Primary

c)	Code: [CHILE-OSSA]; Options to subscribe shares of Banco de Chile.

d)	Amount: Up to 439,951,628 shares subscription options of the mentioned banking company. Each option will give the right to subscribe one share of Banco de Chile (the “Options”) according to the following terms: Price of subscription of the Share of Banco de Chile: $40.5 per share; Beginning of the effectiveness of the options: Wednesday 5, March, 2008. End of the effectiveness for exercising the options: Tuesday 11, March, 2008.

e)	Minimum offer price: It will be established by the Central Bank of Chile together with the submission of the respective sale order, through the filing of “Subasta de un libro de Órdenes”.

f)	Sale offer initial date: Thursday February 28, 2008, at 12:00 PM.

g)	Sale offer expiring date: Monday, March 3, 2008, at 12:00 PM.

h)	Sale Offer Allocation Date: Tuesday 4, March, 2008, at 09.15 AM.

i)	Settlement conditions: PM “pagadera mañana” (payable tomorrow), this means, no later than 6:30 PM of the following day to the settlement.

j)	Submission of purchase orders: By client’s ID, with no restrictions as to the number of orders by ID, orders with price, market orders, and orders by number of options or orders expressed in Chilean pesos.

k)	Purchase orders will be received through any broker dealer who is registered at the Bolsa de Comercio de Santiago S.A. Bolsa de Valores.

l)	These conditions will be modifiable by the bidder only with the prior approval of the Central Bank of Chile.

m)	As part of the observations regarding the sale offer, the following characteristics are mentioned:

	i)	Banchile, as the Placing Agent, will inform all the broker dealers the details of the sale offer by sending an informing letter addressed to the respective Chief Executive Officer.
	ii)	Celfin Capital Servicios Financieros S.A. will participate in this process as counsel of the Central Bank of Chile.
	iii)	The Central Bank of Chile reserves its right to allocate the sale offer, either totally or partially, in accordance with the prices that are offered.
	iv)	For purposes of the allocation, transfers of the options of subscriptions of shares shall be subscribed by the acquirer no later than the date expiring at 6.30 PM, of March 5, 2008, being an essential condition of the sale offer.

Also, and if the auction is celebrated, the Agent will be ordered to deliver to the Central Bank of Chile the certificate or proof issued by Bolsa de Comercio de Santiago S.A. Bolsa de Valores, which declares the conditions of the allocation of the sale, mentioning, at least, the price and number of options of subscription allocated.

2.-	The Central Bank of Chile, in accordance with letter b of the article 30, paragraphs third and fourth, of Law No. 19,396, will have the option to require the Agent not to register the sale offer already mentioned for the auction in the Bolsa de Comercio de Santiago S.A., Bolsa de Valores, and also, to sell the remaining subscription options by means of any other stock trading system within the term that expires on March 5, 2008.”

Sincerely,

Fernando Cañas Berkowitz
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2008

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO